June 22, 2012

Kieran G. Brown

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Brown:

Nuveen Preferred and Income Term Fund (333-181125; 811-22699)

This letter responds to the comments contained in your letter dated May 31, 2012 regarding the registration statement on Form N-2 (the “Registration Statement”), filed with respect to Common Shares of the Nuveen Preferred and Income Term Fund (the “Fund” or “Registrant”). For convenience, each of your comments is repeated below, with the response immediately following.

Enclosed for your convenience is a copy of Pre-Effective Amendment No. 1 to the Registration Statement, which was filed with the Securities and Exchange Commission on the date of this letter and is marked to show changes from the Registration Statement as originally filed.

PROSPECTUS

Cover Page

1. Comment: Please disclose the amount of shares being offered on this page. See Item 1.c. of Form N-2.

Response: The Registrant confirms supplementally that the amount of shares offered will be included in the prospectus filed pursuant to Rule 497(h) under the Securities Act of 1933, as amended (the “1933 Act”), after the Registration Statement is effective. The Registrant intends to omit the number of shares pursuant to Rule 430 of the 1933 Act, until the number of shares is available.

2. Comment: The second sentence of the first paragraph under “No Prior History” states that “[s]hares of closed-end investment companies frequently trade at a discount from their net asset value.” Please explain the risk of loss this creates for investors purchasing shares in the initial public offering. See Item 1.i. of Form N-2.

Securities and Exchange Commission

June 22, 2012

Response: The third sentence of the first paragraph under “No Prior History” on the cover page of the prospectus has been revised as follows (emphasis added): “This risk of loss due to the discount may be greater for investors who expect to sell their shares in a relatively short period after completion of the public offering.”

Prospectus Summary (Pages 1-16)

3. Comment: The second sentence of the first paragraph under “Fund Strategies” on page 2 states that “[t]he Fund’s portfolio will be actively managed, seeking to capitalize on historically wide preferred credit spreads (the difference between current yields on preferred securities and U.S. Treasury bonds and other fixed-income benchmarks) currently available in the market” (emphasis added). Please disclose in this section what the preferred credit spread has been historically, including the period(s) over which you are measuring it.

Response: Nuveen Fund Advisors, Inc. (the “Adviser”) compared the current yield on preferred securities against various other fixed-income benchmarks. The Adviser reviewed the entire range of available historical data for yield trends of preferred shares (December 1992 through May 2012). In particular, but not exclusively, the Adviser analyzed the time period between December 2001 and May 2012. During this period, the average spread between the yield of the Fund’s blended benchmark (a combination of the Bank of America Merrill Lynch Fixed Rate Preferred Securities Index and the Barclays Capital USD Capital Securities Index) and yield of the Barclays Capital U.S. Corporate Index (a corporate bond index) was 129 basis points. As of May 31, 2012, such difference was 243 basis points. Similarly, as of May 31, 2012, the Fund’s blended benchmark had a 6.77% yield, the Barclays Capital U.S. Corporate Index had a 4.67% yield, a 7-10 year treasury index had a 2.72% yield, The S&P 500 Index had a 2.16% yield and a 3-month T-Bill index had a 0.06% yield.

The Adviser and the Registrant confirm supplementally that the statements in the prospectus are accurate. The Registrant respectfully declines to incorporate specific data points into the Registration Statement. The Registrant notes that fluctuations in the actual spreads occur daily and the Registrant prefers to minimize the ongoing need to make subjective decisions as to when data points should be revised.

4. Comment: On page 2 under “Fund Strategies” or “Portfolio Contents” please disclose whether the Fund has a maturity strategy for its investment in debt securities, and if so, please disclose what that strategy is.

Response: The Registrant confirms supplementally that a maturity strategy is not used in managing the Fund’s portfolio.

5. Comment: Pages 2 and 3 contain sub-headings for “Fund Strategies,” “Portfolio Contents,” and “Investment Policies.” Please explain to us the distinction between the information under each sub-heading.

Response: The sub-headings on page 2 and 3 of the Fund’s prospectus provide different information to investors. The “Fund Strategies” sub-heading provides information regarding how the Fund’s portfolio will be managed in an attempt to meet the Fund’s investment

Securities and Exchange Commission

June 22, 2012

objective and provide shareholder value. The “Portfolio Contents” sub-heading provides further information regarding the types of securities that are expected to constitute the Fund’s portfolio. The “Investment Policies” sub-heading provides information regarding specific policies of the Fund that limit the contents of the Fund’s portfolio.

6. Comment: The last sentence of the first paragraph after the bullet points under “Investment Policies” on page 4 states that the Board “may change a policy without a shareholder vote.” Please clarify in this section that the Fund’s policy to invest at least 80% of its Managed Assets in preferred and other income producing securities may not be changed without 60 days’ prior notice.

Response: The following sentence has been added to the end of the first paragraph after the bullet points under “Investment Policies” that begin on page 3 of the prospectus: “However, with respect to the Fund’s policy of investing at least 80% of its Managed Assets in preferred and other income producing securities, such policy may not be changed without 60 days’ prior written notice to Common Shareholders.”

7. Comment: The last sentence of the third paragraph under “Leverage” on page 6 states that “[t]he Fund’s effective leverage will not exceed 38% of Managed Assets.” Please explain to us how this is consistent with Section 18(a) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Registrant believes the limitation on effective leverage is not inconsistent with Section 18(a) of the 1940 Act. Effective leverage, as described in the third paragraph under “Leverage” on page 5 of the prospectus, is the combination of the amount of structural leverage (i.e., capital structure leverage, such as debentures, subject to regulation under Section 18(a)) plus the amount of leverage from any such derivatives and other portfolio techniques (which is leverage governed by Investment Company Act Release No. 10666 (April 18, 1979)). Under the terms of Release 10666, leverage from such derivatives and other portfolio techniques will be “covered” in accordance with that release. As the Commission indicated in Release 10666, such derivatives and other portfolio techniques, when covered in accordance with the release, do not raise the concerns implicated by Section 18(a). As a result, the 33 1/3% limitation imposed by Section 18(a) does not apply to such derivatives and other portfolio techniques, as long as they are “covered” pursuant to Release 10666. As a prudential matter, the Registrant has determined to impose a stricter limit on its use of effective leverage by capping its effective leverage, which reflects the Registrant’s combined exposure to structural leverage and derivatives and other portfolio techniques, at 38% of Managed Assets.

8. Comment: Will any distributions made by the Fund be a return of capital? If so, please state this fact in the section entitled “Distributions” on pages 7-8. Please also explain in this section that a return of capital reduces the shareholder’s tax basis, which will result in higher taxes when the shareholder sells his shares. Also note that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them for.

Securities and Exchange Commission

June 22, 2012

Response: The Registrant currently does not anticipate distributions that will be characterized as a return of capital. Fund distributions are expected to be paid from investment income and capital gains. However, the following disclosure has been added to the Fund’s prospectus on page 48 as a third, new paragraph under the “Distributions” section:

It is possible that a portion of the Fund’s distributions could represent a return of capital. For federal income tax purposes, a return of capital would reduce a Common Shareholder’s adjusted tax basis in his or her Common Shares, with any amount distributed in excess of basis treated as capital gain. A reduction in tax basis could result in a greater amount of gain or a smaller amount of loss when a Common Shareholder sells such Common Shares. It is possible that a return of capital could cause a Common Shareholder to pay a tax with respect to Common Shares that are sold for an amount less than the price originally paid for them. See “Tax Matters.”

The Fund’s Investments (pages 18-26)

9. Comment: The second sentence of the first paragraph under “Investment Policies” on page 23 states that “[t]he Fund may invest in investment companies that are advised by Nuveen Fund Advisors or its affiliates to the extent permitted by applicable law and/or pursuant to exemptive relief from the SEC.” Please disclose in this section whether the company intends to apply for, has applied for, or has been granted any such exemptive relief. If the company has applied for or intends to apply for such exemptive relief, please disclose in this section that there is no guarantee that any such relief will be granted.

Response: The following sentence was added after the second sentence under “Other Income Producing Securities-Other Investment Companies” on page 25 of the prospectus: “The Fund has not applied for, and currently does not intend to apply for, such exemptive relief, but reserves the right to do so in the future.”

Risks (Pages 29-39)

10. Comment: The first sentence of the first paragraph under “Concentration Risk” on page 30 states that “[t]he Fund may invest at least 25% of its Managed Assets in preferred securities of financial services companies” (emphasis added). Please disclose in this section that the Fund will invest at least 25% of its Managed Assets in preferred securities of financial services companies or disclose the specific circumstances in which the Fund will invest more than 25% of its Managed Assets in such securities. See, e.g., The First Australia Fund, Inc., 1999 SEC No-Act. LEXIS 661 (July 29, 1999).

Response: The sentence has been revised to reflect that the Fund will invest at least 25% of its Managed Assets in securities of financial services companies.

Securities and Exchange Commission

June 22, 2012

Certain Provisions in the Declaration of Trust and By-laws (Page 48-50)

11. Comment: The sixth sentence of the first paragraph under “Anti-takeover Provisions” on page 49 states that “the Declaration requires a vote by holders of at least two-thirds of the Common Shares and, if issued, preferred shares, voting together as a single class, except as described below, to authorize . . . (5) a removal of trustees by shareholders, and then only for cause.” Please clarify in this section that this requirement will not be applicable to replace a trustee at the end of his or her term or when required by the Investment Company Act of 1940.

Response: Item (5) of the sixth sentence of the first paragraph under “Anti-Takeover Provisions” on page 53 of the prospectus addresses the mechanism for shareholders to remove a trustee. The following sentence has been added to the end of the first paragraph under “Anti-Takeover Provisions”: “In addition to removal by shareholders for cause, a trustee may also be removed for cause by action of the Board of Trustees, may be removed as required by the 1940 Act or may no longer serve as trustee once a successor is elected and qualified.”

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (Pages 5-6)

12. Comment: Investment restriction number 1 on page 5 states that the Fund will not issue senior securities, “except as permitted by the 1940 Act.” Similarly, Investment Restrictions 2 and 7 on page 5 state that the Fund will not borrow money or make loans, “except as permitted by the 1940 Act and exemptive orders granted under the 1940 Act.” Footnotes attached to each such investment restriction summarize the requirements of the 1940 Act. Please disclose in this section whether the company intends to apply for, has applied for, or has been granted any such exemptive relief. If the company has applied for or intends to apply for such exemptive relief: please disclose in this section that there is no guarantee that any such relief will be granted.

Response: The following sentence was added to each of the footnotes related to investment restrictions 2 and 7 on page 5 of the statement of additional information (“SAI”): “The Fund has not applied for, and currently does not intend to apply for, such exemptive relief, but reserves the right to do so in the future.”

13. Comment: Investment restriction number 4 on page 5 states that the Fund may not “[i]nvest more than 25% of its total assets in securities of issuers in any one industry other than the financial services industry provided, however, that such limitation shall not apply to obligations issued or guaranteed by the United States Government or by its agencies or instrumentalities.” Please disclose in this section that the Fund will invest at least 25% of its Managed Assets in preferred securities of financial services companies or disclose the specific circumstances in which the Fund will invest more than 25% of its Managed Assets in such securities. See, e.g., The First Australia Fund, Inc., 1999 SEC No-Act. LEXIS 661 (July 29, 1999).

Securities and Exchange Commission

June 22, 2012

Response: Investment restriction number 4 on page 5 of the SAI has been revised as follows (emphasis added): Invest more than 25% of its total assets in securities of issuers in any one industry, except the Fund will invest at least 25% of its assets in securities of issuers in the financial services industry, provided, however, that such limitation shall not apply to obligations issued or guaranteed by the United States Government or by its agencies or instrumentalities.

Portfolio Composition (Pages 7-30)

14. Comment: The second to last sentence of the first paragraph under “Below Investment Grade Securities” states that “[i]n the case of below investment grade securities structured as zero coupon or payment-in-kind securities, their market prices will normally be affected to a greater extent by interest rate changes, and therefore tend to be more volatile than securities which pay interest currently and in cash.” Will the Fund be invested in zero coupon bonds and original issue discount (“OID”) instruments? If so, please disclose that fact in this section (and in the prospectus, if it will be a principal investment strategy). Please also disclose the following risks created by investing in OID instruments.

a) The higher interest rates of OID instruments reflect the payment deferral and credit risk associated with them. Investors in the Fund share the risks and rewards of OID and market discount. These risks, however, are not shared by the adviser, who in the case of payment-in-kind loans, collects higher asset-based fees with no deferral of cash payments and no repayment obligation to the Fund should any of these loans prove ultimately uncollectible.

b) OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

c) OID instruments generally represent a significantly higher credit risk than coupon loans.

d) OID income received by the Fund may create uncertainty about the source of the Fund’s cash distributions. For accounting purposes, any cash distributions to shareholders representing OID or market discount income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, although a distribution of OID or market discount interest comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

e) In the case of payment-in-kind debt, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the base management fee at a compounding rate, while generating investment income and increasing the incentive fee at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

Securities and Exchange Commission

June 22, 2012

f) OID and market discount instruments create the risk of non-refundable cash payments to the adviser based on non-cash accruals that ultimately may not be realized.

g) In the case of payment-in-kind debt, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the base management fee at a compounding rate, while generating investment income and increasing the incentive fee at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

h) OID and market discount instruments create the risk of non-refundable cash payments to the adviser based on non-cash accruals that ultimately may not be realized.

Response: The Registrant provides supplementally that the Fund may invest in zero coupon bonds and OID instruments, but does not expect either of such type of investment to exceed greater than 5% of the Fund’s portfolio. The following disclosure has been added on page 11 of the SAI after the paragraphs regarding below investment grade securities:

Zero coupon securities. The Fund may invest in zero dividend preferred securities and zero coupon bonds. These are instruments that typically do not pay interest either for the entire life of the obligation or for an initial period after the issuance of the obligation. When held to its redemption or maturity, a holder receives the par value (or the accreted value) of the zero (rate) coupon security, which generates a return equal to the difference between the purchase price and its redemption or maturity value. A zero dividend preferred security or a zero coupon security is normally issued and traded at a deep discount from face value. This original issue discount (“OID”) approximates the total amount of interest the security will accrue and compound prior to its redemption or maturity. Because these securities and other OID instruments do not pay cash dividends or interest at regular intervals, the instruments’ ongoing accruals require ongoing judgments concerning the collectability of stated par value of the instrument at its redemption or maturity, as well as the value of any associated collateral. As a result, these securities may be subject to greater value fluctuations and less liquidity in the event of adverse market conditions than comparably rated securities that pay cash on a current basis. Because zero dividend preferred securities and zero coupon bonds, and OID instruments generally, allow an issuer to delay the need to generate cash to meet current dividend or interest payments (unless there is a prescribed accumulated funding of the payment), they may involve greater payment and credit risk than dividend or coupon securities that pay dividend or interest currently or in cash. The Fund generally will be required to distribute dividends to shareholders representing the income of these instruments as it accrues, even though the Fund will not receive all of the income on a current basis or in cash. Thus, the Fund may have to sell other investments, including when it may not be advisable to do so, and use the cash proceeds to make

Securities and Exchange Commission

June 22, 2012

income distributions to its shareholders. For accounting purposes, these cash distributions to shareholders will not treated as a return of capital.

Further, the Investment Adviser collects management fees on the value of these securities or OID instruments attributable to the ongoing non-cash accrual of interest over the life of the security, bond or other instrument. As a result, the Investment Adviser may in certain circumstances receive a non-refundable cash payment based on such non-cash accruals while investors incur the risk that such non-cash accruals ultimately may not be realized.

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We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.807.4295 or Corey Zarse at 312.807.4354.

Very truly yours,

/s/ David P. Glatz

David P. Glatz

Enclosures
Copies (w/encl.) to	Kevin McCarthy
Mark Winget
Sarah Cogan